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Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

August 13, 2020 Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Sunlands Technology Group Form 20-F for the Fiscal Year Ended December 31, 2019 Filed April 24, 2020 File No. 1-38423

Attn:	Division of Corporation Finance
Office of Trade & Services

VIA EDGAR

Dear Mr. Tony Watson and Ms. Donna Di Silvio,

This letter sets forth the response of Sunlands Technology Group (the “Company”) to the comment (the “Comment”) the Company received from the Securities and Exchange Commission (the “Commission”) in a letter dated August 4, 2020 in relation to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”).

Form 20-F for the Fiscal Year Ended December 31, 2019

Note 20. Commitments and Contingencies, page F-32

1	We note your disclosure on pages 18 and 89 related to a class action lawsuit filed in June 2019. Please tell us your consideration of the guidance in ASC 450-20-50-3 and 50-4.

Response

As disclosed in the Annual Report, in June 2019, the Company, and certain of its current and former directors and officers and the Company’s underwriters in its initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Eastern District of New York. Amended complaints in this class action were filed in November 2019. The Company filed a motion to dismiss the action in March 2020 and is currently waiting for the court to decide the motion to dismiss.

In accordance with ASC 450-20-50, the Company should disclose loss contingencies arising from claims, assessments, lawsuits, fines, penalties and other sources when it is probable that a liability has been incurred and the loss can be reasonably estimated. In determining whether a loss should be accrued, the management evaluates, among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss, considering factors such as the nature and progress of the lawsuit and the opinions or views of legal counsel. The Company reviewed the procedural status of the lawsuit and the nature of the allegations made in the complaints as of the consolidated balance sheet date and through the date of the Annual Report, and there had been no progress other than the Company’s filing of motion to dismiss the action in March 2020. Based on a review of such information, the management evaluated whether there is a reasonable possibility that a material loss may have been incurred related to the lawsuit, and determined that such likelihood was remote. Therefore, the management determined that neither an accrual for a loss contingency could be made nor did it warrant disclosure in the note to the consolidated financial statements of the Annual Report under ASC 450-20-50.

******

In connection with the foregoing responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Comment or changes to disclosure in response to the Comment do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments regarding, or require further information or clarification of, the response provided in this letter, please contact Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Sunlands Technology Group

By:	/s/ Tongbo Liu
Name: Tongbo Liu
Title: Chief Executive Officer

cc:	Li He Kevin Zhang

Davis Polk & Wardwell LLP

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